Filed by Zomedica Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-249401

Subject Company: Zomedica Corp. (SEC File No.: 001-38298)

Dear Shareholders:

I am writing to you today with a single, straightforward message -- please vote for the domestication proposal described in our proxy materials for our virtual Special Meeting to be held on December 15, 2020. Approval of the domestication proposal will enable Zomedica to reincorporate the company in Delaware, as opposed to its present incorporation in Alberta, Canada.

Management believes that reincorporating your company in Delaware will directly benefit shareholders by saving approximately $500,000 per year in duplicative, unnecessary compliance costs.

We believe that effecting the domestication also will enhance shareholder value over the long term by, among other things, making our company more attractive to institutional investors who are more comfortable investing in a Delaware corporation. In addition, our corporate offices and operations are located in the United States and a large percentage of our shareholders now are located there.

If your common shares are held by a broker, bank or other intermediary, you will need to obtain a voting instruction form from the organization that holds your common shares and follow the instructions included on that form regarding how to instruct the organization to vote your common shares.

Once again, I would appreciate your vote in favor of the domestication. Your Board of Directors and management all believe that it is in the best interests of Zomedica and our shareholders.

Yours truly,

Robert Cohen

Additional Information and Where to Find It

This letter is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This letter relates to the proposed domestication of Zomedica Corp. (the “Company”). In connection with the proposed domestication, the Company has filed a registration statement on Form S-4, which includes a document that serves as a prospectus and proxy circular of the Company (the “proxy circular/prospectus”), and the Company may file other documents regarding the proposed domestication with the U.S. Securities and Exchange Commission (the “SEC”). No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY CIRCULAR/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED DOMESTICATION. A definitive proxy circular/prospectus has been sent to the Company’s shareholders. Investors and security holders will be able to obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by the Company with the SEC may also be obtained free of charge from the Company by requesting them by mail at Zomedica Corp., 100 Phoenix Drive, Suite 180, Ann Arbor, Michigan 48108.

Participants in the Solicitation

The Company and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in respect of the proposed domestication. Information about the Company’s directors and executive officers is included in the proxy circular/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, is contained in the proxy circular/prospectus or will be contained in other relevant materials that may be filed with the SEC regarding the proposed domestication when they become available. Investors should read the proxy circular/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and the Company as indicated above.

No Offer or Solicitation

This letter shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.